SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

(Mark One)

               [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2004

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

             For the transition period from ________ to ___________

                         Commission File Number: 0-6233

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        TRUSTCORP MORTGAGE COMPANY EMPLOYEE RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             1st Source Corporation
                             100 N. Michigan Street
                            South Bend, Indiana 46601

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             TRUSTCORP MORTGAGE COMPANY
                             EMPLOYEE RETIREMENT SAVINGS PLAN

                             By the Plan Administrator
                             TRUSTCORP MORTGAGE COMPANY



                             /s/  Jay A. Rudynski
                             ----------------------------------------
                             Jay A. Rudynski, Chief Financial Officer


Date:  June 29, 2005

FINANCIAL STATEMENTS AND SCHEDULE

Trustcorp Mortgage Company Employee Retirement Savings Plan
December 31, 2004 and 2003, and Year Ended December 31, 2004

                           Trustcorp Mortgage Company
                        Employee Retirement Savings Plan

                            Financial Statements and
                              Supplemental Schedule

                         December 31, 2004 and 2003, and
                          Year Ended December 31, 2004






                                    Contents

Report of Independent Registered Public Accounting Firm........................1


Statements of Net Assets Available for Benefits................................2
Statements of Changes in Net Assets Available for Benefits.....................3
Notes to Financial Statements..................................................4

Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year).................9

             Report of Independent Registered Public Accounting Firm


Board of Directors
Trustcorp Mortgage Company

We have audited the accompanying statements of net assets available for benefits of the Trustcorp Mortgage Company Employee Retirement and Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                        /s/ Ernst & Young LLP

Chicago, Illinois
June 27, 2005

           TRUSTCORP MORTGAGE COMPANY EMPLOYEE RETIREMENT SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                   December 31
                                              2004               2003
                                         --------------------------------

Assets
Cash and cash equivalents                $    75,609         $    45,683

Investments at fair value
    Common stock                             848,443             923,402
    Mutual funds                           3,676,785           2,961,002
    1st Source Bank common trust fund        377,301             511,452
    Participant loans receivable             198,250             217,024
                                         --------------------------------
      Total investments                    5,100,779           4,612,880

Contribution receivable
    Employer                                  36,349              24,151
    Employee                                  17,031              15,332
                                         --------------------------------
                                              53,380              39,483
Other assets
    Other receivables                          5,789               6,374
                                         --------------------------------

Total assets                               5,235,557           4,704,420

Liabilities
Accrued expenses payable                      10,757              10,806

                                         --------------------------------
Total liabilities                             10,757              10,806
                                         --------------------------------

Net assets available for benefits        $ 5,224,800         $ 4,693,614
                                         ================================

See accompanying notes.

           TRUSTCORP MORTGAGE COMPANY EMPLOYEE RETIREMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                       For the Years Ended
                                                           December 31
                                                       2004             2003
                                                  -----------------------------
Additions

    Investment income:
      Interest                                    $    17,327       $   16,471
      Dividends                                        58,661           49,425
                                                  -----------------------------
                                                       75,988           65,896
    Contributions:
      Employer                                        157,885          174,768
      Employee                                        330,607          453,176
                                                  -----------------------------
                                                      488,492          627,944

    Net realized and unrealized appreciation
      in fair value of investments:                   427,212          764,409
                                                  -----------------------------

Total additions                                       991,692        1,458,249

Deductions
    Benefits paid to participants                     432,316          113,361
    Plan expenses                                      28,190           25,122
                                                  -----------------------------
Total deductions                                      460,506          138,483
                                                  -----------------------------

Net increase                                          531,186        1,319,766

Net assets available for benefits:
    Beginning of year                               4,693,614        3,373,848
                                                  -----------------------------
    End of year                                   $ 5,224,800       $4,693,614
                                                  =============================

See accompanying notes.

           Trustcorp Mortgage Company Employee Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 2004



1. DESCRIPTION OF THE PLAN

GENERAL

The Trustcorp Mortgage Company Employee Retirement Savings Plan (the Plan) is a defined contribution plan covering substantially all employees of Trustcorp Mortgage Company (Trustcorp) who have completed one year of service in which the employee has worked 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Trustcorp is a wholly owned subsidiary of 1st Source Corporation.

The Board of Directors of Trustcorp Mortgage Company may authorize a contribution from consolidated net profit or retained earnings in excess of the 401(k) matching contributions which are also approved by the Board. These discretionary contributions are made in cash and are allocated to each participant based upon provisions of the Plan Agreement.

FUNDING AND VESTING

Participants are permitted to designate up to 25% of their annual compensation as a salary reduction contribution to the Plan under Section 401(k) of the Internal Revenue Code. In addition, participants age 50 or older may elect to defer up to an additional $3,000 (in 2004) and $2,000 (in 2003) per year (called "catch-up contributions") to the plan. When applying the discretionary matching contributions, only salary reductions up to six percent (6%) of eligible employee compensation is considered. For the years 2004 and 2003, the discretionary matching contribution percentage was 50%. In addition, as part of the profit sharing component of the Plan, Trustcorp has the discretion to make an additional contribution to the Plan, out of current or accumulated net profits. There was no discretionary contribution to the Plan for 2004 and the discretionary contribution for 2003 was $16,000.

Vesting of participant contributions and Trustcorp's 401(k) matching contributions are immediate. Vesting of the Trustcorp contributions for the profit sharing component of the Plan is based on years of credited service, with participants becoming 100% vested after seven years of credited service. However, a participant becomes 100% vested upon satisfying the requirements for early retirement under the terms of the Plan document.

Each participant's account is credited with the participant's contribution and an allocation of (a) Trustcorp's contribution, (b) Plan earnings net of Plan expenses, and (c) forfeitures of terminated participants' non-vested accounts. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

           Trustcorp Mortgage Company Employee Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 2004

1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT LOANS

Participants may borrow from the Plan amounts not to exceed the lesser of one-half of the participant's vested account balance or $50,000. The loans are collateralized by the participant's vested account balance and bear interest at fixed rates of 1% above the national prime rate as posted in the Wall Street Journal. The loans are repayable over five years except for loans used to acquire or construct a participant's principal residence, in which case the repayment term may be up to fifteen years.

PAYMENT OF BENEFITS

On termination of service, a participant receives a lump-sum amount equal to the value of his or her vested account balance. At December 31, 2004 and 2003, there have been no amounts allocated to participants who had effectively withdrawn from the Plan and requested distribution as of the end of those respective years, but had yet to receive their final distribution.

PLAN TERMINATION

Although it has not expressed any intention to do so, Trustcorp has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

The foregoing description of the Plan provides only general information. Participants should refer to the Plan Agreement, the Summary Plan Description, or the Employee Handbook for a more complete description of the Plan's provisions. Copies are available from the Trustcorp Human Resources Division.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The fair value of mutual funds and the Plan's participation in common/collective trust funds of 1st Source Bank are stated at the

           Trustcorp Mortgage Company Employee Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 2004

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENT VALUATION AND INCOME RECOGNITION (CONTINUED)

net asset value as reported by the funds. Loans to participants are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


3. INVESTMENTS

During 2004 and 2003, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in value by $427,212 and $764,409, respectively, as follows:

                                      Net Appreciation (Depreciation) in Fair
                                                      Value During
                                                 2004               2003
                                      ------------------- --------------------

Common stock                                   $124,479          $205,600
Mutual funds                                    290,895           539,009
1st Source Bank common trust fund                11,838            19,800
                                      ------------------- --------------------
                                               $427,212          $764,409
                                      =================== ====================

           Trustcorp Mortgage Company Employee Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 2004

3. INVESTMENTS (CONTINUED)

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                         2004             2003
                                                      -----------    -----------

1st Source Corporation common stock                   $  682,164       $779,587
Morgan Stanley Institutional International Equity      1,016,874        540,031
1st Source Monogram Income Equity Fund                   738,785        584,843
1st Source Monogram Diversified Equity Fund              736,269        579,368
1st Source Monogram Special Equity Fund                  397,025        582,345
1st Source Monogram Income Fund                          412,769        414,627
1st Source Monogram Long/Short Fund                      375,063        243,173
1st Source Bank Employee Benefit
    Guaranteed Income Fund                               377,301        511,452

4. TRANSACTIONS WITH PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others.

Plan assets are held in custody by the trust division of 1st Source Bank, a wholly owned subsidiary of 1st Source Corporation, parent of Trustcorp. Professional fees for the audit of the Plan for the year ended December 31, 2004 were paid by Trustcorp.

The Plan held the following party-in-interest investments at fair value at December 31:

                                                    2004                2003
                                                 ------------      -----------

1st Source Corporation Common Stock               $682,164            $779,587
1st Source Monogram Income Equity Fund             738,785             584,843
1st Source Monogram Diversified Equity Fund        736,269             579,368
1st Source Monogram Special Equity Fund            397,025             582,345
1st Source Monogram Income Fund                    412,769             414,627
1st Source Monogram Long/Short Fund                375,063             243,173
1st Source Bank Employee Benefit
    Guaranteed Income Fund                         377,301             511,452

           Trustcorp Mortgage Company Employee Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 2004

4. TRANSACTIONS WITH PARTIES-IN-INTEREST (CONTINUED)

Plan transactions with parties-in-interest during the years ended December 31, 2004 and 2003 were as follows:

     Identity                 Relationship                 2004       2003
     --------                 ------------                --------- --------

RSM McGladrey, Inc.      Recordkeeper & Tax Accountant    $18,839   $16,701
1st Source Bank          Trustee                            9,351     8,421
                                                          --------- --------
                                                          $28,190   $25,122
                                                          ========= ========

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated September 30, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

           Trustcorp Mortgage Company Employee Retirement Savings Plan

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2004

                                                                                                        EIN:    35-1933290
                                                                                                Plan Number:           003


                      Identity of Issue,
                       Borrower, Lessor
                       or Similar Party                         Description of Investment          Cost       Fair Value
    -----------------------------------------------------------------------------------------------------------------------

    Common Stock:
 *    1st Source Corporation                                          26,741 shares                  **        $   682,164
      Key Corp                                                         4,905 shares                  **            166,279
                                                                                                             --------------
                                                                                                                   848,443

    Mutual Funds:
      Morgan Stanley Institutional
        International Equity Fund                                      48,771 units                  **          1,016,874
 *    1st Source Monogram Income Equity Fund                           54,969 units                  **            738,785
 *    1st Source Monogram Diversified Equity Fund                     100,037 units                  **            736,269
 *    1st Source Monogram Special Equity Fund                          45,793 units                  **            397,025
 *    1st Source Monogram Long/Short Fund                              34,760 units                  **            375,063
 *    1st Source Monogram Income Fund                                  41,112 units                  **            412,769
                                                                                                             --------------
                                                                                                                 3,676,785

    Common Trust Funds:
 *    1st Source Bank Employee Benefits                                15,121 units                  **            377,301
                                                                                                             --------------
           Guaranteed Income Fund                                                                                  377,301

*   Loans to Participants:                                  $198,250 principal amount, interest
                                                               rates ranging from 5.00% to
                                                              10.50%, maturities through 2012        **            198,250
                                                                                                             --------------
                                                                                                                   198,250

                                                                                                               $ 5,100,779
                                                                                                             ==============

 * Indicates a party-in-interest to the Plan.
**Historical cost information is not required for participant-directed investments.